March 16, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attention: Jeffrey P. Riedler

Re:	TrovaGene, Inc.
Preliminary Proxy Statement on Form PRE 14A
Filed March 7, 2012
File No. 000-54556

Dear Mr. Riedler:

This letter sets forth the responses of TrovaGene, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 15, 2012 (“Comments Letter”) concerning the Company’s Preliminary Proxy Statement on Form PRE 14A filed on March 7, 2012 (the “Filing”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comments Letter.  For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Preliminary Proxy Statement on Form PRE 14A

1.              Please disclose your current plans, if any, to make awards under the amended 2004 Stock Option Plan.

Response:

The Company has revised the Filing on page 10 to disclose that it has no current plans to make awards under the amended 2004 Stock Option Plan.

2.              Please disclose whether you currently have, or do not have, any plans, arrangements or understandings, written or oral, to issue any of the authorized but unissued shares that would become available as a result of the approval of the amendment to the Certificate of Incorporation to effect a reverse stock split of common stock. If so, describe those plans, arrangements or understandings. We note that the number of authorized shares of common stock is not being reduced in proportion to the reverse stock split ratio.

Response:

The Company has revised the Filing on page 14 to indicate that it does not have any current plans, arrangements or understandings, written or oral, to issue any of the authorized but unissued shares that would become available as a result of the approval of the amendment to the Certificate of Incorporation to effect a reverse stock split.

******

In connection with our response to the Staff’s comments, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Sincerely,

/s/ Jeffrey J. Fessler
Jeffrey J. Fessler